SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 10SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                         OF SMALL BUSINESS ISSUERS UNDER
                          Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                           --------------------------

                              The Flag Group, Inc.

                           --------------------------
             (Exact name of Registrant as specified in its charter)


           Florida                                       65-0993932
-------------------------------              -------------------------------
(State or other jurisdiction of             (IRS Employer Identification Number)
incorporation or organization)


3000 NE 30 Place, Suite 107
Fort Lauderdale, Florida                                   33306
-------------------------------              -------------------------------
(Address of Principal Executive Officer)                 Zip Code

                                  954-564-6994
                   -------------------------------------------
                   Registrant's Telephone Number and Area Code

                           --------------------------

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

         TITLE OF EACH CLASS                            NAME OF EACH EXCHANGE
               TO BE                                 ON WHICH EACH CLASS IS TO
            REGISTERED                                     BE REGISTERED
   -------------------------------               -------------------------------
               None                                           None

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, .001 par value per share
                   -------------------------------------------
                                (Title of Class)

Copies of Communications Sent to: Gerald W. Gritter, Esq. and Joel Martin McTague, Esq., c/o English McCaughan & O'Bryan, P.A., 100 NE Third Avenue, Suite 1100, Fort Lauderdale, Florida 33301. Telephone: (954-462-3300) Fax:
(954-763-2439)


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Item 1. Description of Business.

The Flag Group, Inc. (the "Company") was incorporated on February 4, 2000, under the laws of the State of Florida. The Company was formed as a result of a spin-off to shareholders of assets previously acquired by Mobilevest, Inc. ("Mobilevest"), from Signature Financial Services, Inc., ("Signature"). Both Mobilevest and Signature were engaged primarily in the purchase, rental and operation of mobile home parks in Florida. Mobilevest's acquisition of Signature's assets was primarily an effort to increase Mobilevest's management depth by adding Signature's principals to the management team. Following the acquisition, however, differences arose among the combined management as to the proper direction of Mobilevest. Therefore, it was determined to separate Mobilevest into two companies, one operated by the historical Mobilevest management and one operated by the former Signature management. This was accomplished through the formation of the Company and the subsequent spin-off of the Company to the Mobilevest shareholders. Mobilevest shareholders received approximately one (1) share of the Company for every two (2) shares of Mobilevest owned on February 18, 2000, the record date for the spin-off. (See "Description of the Securities".) Though its initial intent was to acquire and operate mobile home parks, the Company chose not to pursue this industry after evaluating its prospects and chose instead to seek out other possible business acquisitions, combinations, operations or other business plans.

Currently, the Company has no commercial operations and its activities to date have been organizational in nature. The Company is currently in its developmental stage. The Company has no full time employees, owns no real estate and since inception has been concerned primarily with developing its business.

The Company's current business plan is to seek out business opportunities through merger or acquisition. Because the Company has no other capital, it is unlikely that the Company will be able to take advantage of more than one such business opportunity. To benefit our stockholders, the Company intends to seek opportunities demonstrating the potential of long-term growth.

The Company is evaluating various business opportunities but to date, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company is filing this Form 10-SB on a voluntary basis to become a 12 (g) registered company under the Securities Exchange Act of 1934 and is under no obligation to do so. As a "reporting company", the Company may be more attractive to a private acquisition target because it may be listed to trade its shares on the OTC Bulletin Board.

The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. No assurances can be given that the Company will be able to develop a

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business plan satisfactory to management or the nature of the industry which the
Company may ultimately choose.

FACTORS THAT MAY AFFECT OUR FUTURE RESULTS AND MARKET PRICE OF STOCK

The Company's business is subject to numerous risk factors, including the following:

THE COMPANY HAS NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. In its current form, the Company has no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination or the execution of a business plan. This may result in the Company incurring a net operating loss which will increase continuously until the Company can generate revenues. There is no assurance that the Company can identify such a target company and consummate such a business combination.

THE COMPANY'S PROPOSED OPERATIONS ARE SPECULATIVE. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the business plan or proposed target company. While management prefers a business combination with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

THERE IS A SCARCITY OF, AND COMPETITION FOR, BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will compete with numerous other small public companies in seeking merger or acquisition candidates.

THE COMPANY HAS NO AGREEMENT FOR A BUSINESS COMBINATION OR OTHER TRANSACTION AND NO STANDARDS FOR BUSINESS COMBINATIONS. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. The Company may not be successful in identifying and

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evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. The Company may not be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

THE COMPANY'S MANAGEMENT HAS ONLY LIMITED TIME AVAILABILITY FOR COMPANY MANAGEMENT. While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. They have other business interests to which they also devote their attention, and they will continue to do so. As a result, management may be subject to conflicts of interest in allocating time among their various business interests. The Company's officers have not entered into written employment agreements with the Company and they are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers and directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

THE COMPANY'S REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

THE COMPANY HAS NOT PERFORMED ANY MARKET RESEARCH OR DEVELOPED ANY MARKETING ORGANIZATION. The Company neither has conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for whatever business plan may get executed, there is no assurance the Company will be successful in completing any such business combination.

THE COMPANY'S OPERATIONS WILL LIKELY LACK DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity or execute a business plan in one business industry. Consequently, the Company's activities will be limited to those engaged in by the business

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entity that the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

POSSIBLE REGULATION UNDER THE INVESTMENT COMPANY ACT. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

CONTROL AND MANAGEMENT OF THE COMPANY WILL PROBABLY CHANGE AS A RESULT OF ANY BUSINESS COMBINATION. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

POTENTIAL REGULATION AS A PENNY STOCK. The trading price of the Company's Common stock could be subject to wide fluctuations in response to many factors including variations in anticipated or actual results of operations and market conditions in the industries in which we operate. Trading in the Common stock is expected to be conducted, at least initially, in the over-the-counter market in what is commonly referred to as the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the Common stock which can limit the Company's ability to create and sustain a viable market for its Common stock. Furthermore, if our share price is below $5 per share, brokerage firms are required to make a special suitability determination for purchasers and to obtain the purchaser's written consent to the trade before making the sale. Accordingly, these rules may affect the ability of broker-dealers to make effective markets in our securities and also may affect adversely the ability of purchasers of the Company's stock to resell the stock in the secondary market.

THERE ARE POTENTIAL TAX CONSEQUENCES TO ANY BUSINESS COMBINATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured to result in tax-free treatment to both companies and their shareholders, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state consequences to both companies and their shareholders; however, there can be no

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assurance that a business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on shareholders of the Company.

NO PUBLIC MARKET EXISTS FOR THE COMPANY STOCK. There is no public market for the Company's Common Stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

RULE 144 SALES COULD AFFECT THE COMPANY'S STOCK PRICE. All of the outstanding shares of the Company's Common Stock are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of company's outstanding common stock or the average weekly trading volume during the four calender weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

Item 2. Plan of Operation.

The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company's management has had preliminary discussions and performed limited investigations as to a few potential business combinations, but at the present time, the Company has no particular acquisition in mind and is not currently negotiating any acquisition.

Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings or other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, and the use of one or

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more world-wide websites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more entities to conduct or assist in such solicitation. The Company and/or any entity with which the Company enters into a business combination may pay referral fees to consultants and others who refer target businesses for mergers into public companies. Such payments would be made only if a business combination occurs and may consist of cash or a portion of the stock in the resulting company retained by management and its affiliates or both.

The Company has no full-time employees. The Company's officers have agreed to allocate a portion of their time to the activities of the Company without compensation. The officers anticipate that the business plan of the Company can be implemented by their devoting no more than ten (10) hours each month to the business affairs of the Company. However, the officers may experience conflicts of interest in allocating their time because of the limited time commitment by such officer.

GENERAL BUSINESS PLAN

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See Item F/S - Financial Statements.

This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another. The Company may seek a business opportunity with entities which have recently commenced operations or which wish to utilize the public market place in order to raise additional capital in order to expand into new products or markets, to develop a new product or service or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries and various businesses or acquire existing businesses as subsidiaries. The Company anticipates that the selection of the business opportunity in which to participate will be complex and extremely risky. Management believes, but has not conducted any research to confirm, that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity may be sought providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation analysis of such business opportunities difficult and complex. The Company has and will continue to have no capital with which to provide the owners of the business entities with any cash or other assets. Management believes, however, the Company will be able to offer owners of acquisition candidates the

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opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of the business opportunity.

The analysis of new opportunities and businesses will be undertaken by or under the supervision of the officers and directors of the Company. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources, working capital and other financial requirements, history of operations, if any, prospects for the future, nature of present and expected competition, the quality and experience of management services which may be available and the depth of that management, the potential for further research, development or exploration, specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company, the potential for growth or expansion, the potential for profit, the perceived public recognition or acceptance of product services or trades, name identification, and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements which include providing audited financial statements to be included in the filings made under the Exchange Act. The company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in an offering, loss of voting control to public shareholders, or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

The Company will not restrict its search for any specific kind of business entity may acquire a venture which is in its preliminary or development stage which is already in operation or essentially any stage of its business life. It is impossible to predict at this time the stage of any business in which the Company may become engaged in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business

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purposes of the Company. Outside consultants or advisors may be utilized by the company to assist in the search for qualified target companies. If the Company does retain such outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company as the company has limited cash assets with which to pay such obligation.

Following a business combination, the Company may benefit from the services of others in regard to accounting, legal services, underwriting, and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relation firms, or other consultants to provide such services.

A potential target company may have an agreement with a consultant or advisor providing that the services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such pre-existing arrangements of target companies for the continuation of services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of the transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the resulting company. In addition, it is likely that the Company's officers and directors will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

We anticipate that any securities issued in such a reorganization would be issued in reliance upon an exemption from registration under applicable federal and state security laws. In some circumstances, however, as a negotiated element of its transaction, the Company may register for resale all or part of such securities immediately after the transaction is consummated or at a specified time thereafter. If such a registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for the business combination or has consummated a business combination and the Company is no longer considered a blank-check company. Until such time as this occurs, the Company does not intend to register any additional securities. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities.

While the terms of the business transaction to which the Company may be a party cannot be predicated, it is expected that the parties to the business transaction will desire to avoid the creation

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of a taxable event and thereby structure the acquisition in a tax-free reorganization under Section 351or 368 of the Internal Revenue Code of 1986 as amended.

With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company, depending upon, among other things, the target company's assets and liabilities. The Company's shareholders will be in all likelihood hold a substantially lesser percentage of ownership in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event that the Company acquires a target company with substantial assets. Any merger or acquisition affected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied prior to and after closing, will outline the manner of bearing costs associated with the transaction and will include miscellaneous other terms.

The Company will not acquire or merge with any entity that cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the company to file audited financial statements as part of or within sixty days following the filing of a Form 8K with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as including the Company's audited financial statements in its annual report on form 10K or 10K-SB, as applicable. If such audited financial statements are not available at the closing, or within a time parameter necessary to insure the company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the company.

COMPETITION

The Company expects to encounter substantial competition in its efforts to locate attractive business opportunities. This competition is expected to come primarily from business development affiliate companies, venture capital partnerships and corporations, venture capital company affiliates of large

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industrial and financial companies, small investment companies and wealthy individuals. Many of these entities have significantly greater financial and personnel resources and technical expertise than the company. The company also may experience competition from other public shell companies, some of which may have more funds available than the Company. As a result of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Results of Operations for the Period from February 4, 2000 (Inception) through September 30, 2000

There were no revenues for the Company for February 4, 2000 (Inception) through September 30, 2000. Since the Company is a Development Stage Enterprise, no revenue is expected until 2001 or 2002.

With regard to operating expenses, professional fees were $13,744, depreciation expenses were $3,556 and office expenses were $745for the period from February 4, 2000 (Inception) through September 30, 2000. Expenses are expected to be similar on a pro-rata basis for the remainder of 2000.

LIQUIDITY AND CAPITAL RESOURCES for the Period from February 4, 2000 (Inception) through September 30, 2000

Cash used by operating activities was $2,023 for February 4, 2000 (Inception) through September 30, 2000. During that period $6,000 of cash was provided by shareholder loans. It is anticipated that major shareholders will continue to provide financing until the companies business plan is achieved.

Working Capital is $2,511 at September 30, 2000.

OTHER

This report contains forward-looking statements and information that is based on management's beliefs and assumptions, as well as information currently available to management. When used in this document, the words "anticipate," "estimate," "expect," "intend" and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected.

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Item 3. Description of Property.

The Company has no property. The Company currently does not maintain an office or any other facilities. It maintains a mailing address at 3000 NE 30 Place, Suite 107, Fort Lauderdale, Florida. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following tables set forth certain information regarding the ownership of the common stock as of September 30, 2000, by each person or entity known by us to be beneficial owner of more than 5% of the outstanding shares, directors and officers individually and the directors and executive offices as a group.

--------------------------------------------------------------------------------
NAME AND ADDRESS                  # OF SHARES OWNED            PERCENTAGE OF
                                                               OUTSTANDING STOCK
                                                               OWNED
--------------------------------------------------------------------------------
Cede & Co.                             1,096,602                     20.7%
--------------------------------------------------------------------------------
Southern Companies (1)                   852,333                     16.1%
--------------------------------------------------------------------------------
Charles Tokarz (2)                       220,431                      4.2%
--------------------------------------------------------------------------------
Stephen McConihay                         871,52                     16.4%
--------------------------------------------------------------------------------
Theodore F. Bertuca (3)                1,065,192                     20.1%
--------------------------------------------------------------------------------
Officers and Directors as a            3,009,477                     56.8%
Group
--------------------------------------------------------------------------------


(1) Mr. Welsh, the Company's President, is the President and a Director of the Southern Companies.

(2) Includes 20,431 shares held jointly by Mr. Tokarz and his wife.

(3) Includes 193,671 shares held by a party related to Mr. Bertuca of which Mr. Bertuca disclaims beneficial ownership and exercises no voting control.

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Item 5. Directors and Executive Officers, Promoters and Control Persons.

Jeffrey Dale Welsh                     President and Director

Theodore F. Bertuca                    Vice President and Director

Stephen McConihay                      Vice President, Secretary and Director

Charles Tokarz                         Chief Financial Officer and Director

Jeffrey Dale Welsh has been the President and Director of the Company since Inception. Since September 1995, Mr. Welsh has been President of Southern Financial Services, a firm specializing in outsourcing of accounting, finance and administrative functions. In January, 1999, Mr. Welsh became President of Strategic Investors Group, a company specializing in financial public relations. In 1998 and 1999, Mr. Welsh was a director of Bullhide Corporation, a publicly traded company. He practiced law in New York for approximately thirteen years, with an emphasis on securities law. Mr. Welsh is a graduate of the U.S. Naval Academy, having served in the U.S. Navy for five years. He is also a graduate of the University of Pittsburgh School of Law.

Theodore F. Bertuca has been Vice President and a Director of the Company since inception. He owns several restaurants.

Stephen McConihay's professional experience includes serving as President of The Signature Financial Services, Inc., which is located in Zephyr hills, Florida. In this role, Mr. McConihay has been involved in the purchase, finance and operation of properties valued at over $75,000,000. As President of Signature, he was responsible for the management of 4,000 mobile home sites. Additionally, Mr. McConihay co-developed the Park Co-Op Program for the resident purchase of mobile home parks resulting in a defined exit strategy for enhanced park value. While working as a dealer at Arbor Homes Sales, Mr. McConihay helped develop site rental programs for mobile home parks, and directed the sales, finance, installation and maintenance of home sales.

Charles Tokarz is the Chief Financial Officer and Director of the Company since inception. Prior to joining the Company, Mr. Tokarz served from 1997 to 1998 as Chief Financial Officer and Treasurer for Silver Star International, Inc., a publicly traded wholesale distributor of clothing and novelty items, in 1999 as Chief Financial Officer of Bullhide, Corp., a publicly traded company, and Chief Financial Officer of Mobilevest, Inc., a now bankrupt corporation. He serves on the Board of Directors of Icy Splash Food and Beverage, Inc., Synergistic Capital Resources, Corp, and Select CFO Partners, Inc. Since January 2000, Mr. Tokarz has been President of Select CFO Partners, Inc., a firm specializing in the outsourcing of accounting, finance, and administrative functions to small businesses. From 1987 to 1997, he was self-employed as a Certified Public Accountant ("CPA"). From 1986 to 1987, Mr. Tokarz served as President of Gardner Capital, Corp., a small NASD broker-dealer specializing in equity financing for real estate projects. From 1987 to 1986, he served as Vice President of Finance for Retirement Corporation of America, a developer and manager of elderly housing and nursing home facilities. From 1978 to 1987, he served as Vice President and Controller for Fininvest, Ltd. and Appalachian Joint Venture, developers of luxury condominium s and office buildings. From 1976 to 1978, he served as Comptroller of the California Club, Inc., a country club owned by Caesar's World, Inc., a company listed on the New York Stock Exchange. He is a CPA and has over 20 years of business, financial and financial planning experience. Mr. Tokarz holds a BS and an MBA from the University of Massachusetts.

INVESTMENT COMPANY ACT OF 1940.

Although the Company may participate in a business opportunity by purchasing, trading or selling the securities of such business, the Company does not intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an investment company under the Investment Company Act of 1940 and, therefore, to avoid application of the costly and restrictive registration and other provisions of that Act and the regulations promulgated thereunder. In the event, however, that the Company engages in business combinations which result in the Company holding passive investment interest in a number of entities, the Company will be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an Investment Company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination that the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such act would subject the Company to material adverse consequences.

Item 6. Executive Compensation.

The table below summarizes the annual compensation for service capacities to the Company for the (i) person serving as our Chief Executive Officer; and (ii) all other officers for the last fiscal year:

--------------------------------------------------------------------------------------------------------------
NAME                             TITLE                  SALARY/                  BONUS             AWARDS
                                                        FISCAL YEAR
--------------------------------------------------------------------------------------------------------------
Jeffrey Dale Welsh               President                   0                    0                  0
--------------------------------------------------------------------------------------------------------------
Theodore F. Bertuca              Vice President              0                    0                  0
--------------------------------------------------------------------------------------------------------------
Stephen McConihay                Vice President and          0                    0                  0
                                 Secretary
--------------------------------------------------------------------------------------------------------------
Charles Tokarz                   Chief Financial             0                    0                  0
                                 Officer
--------------------------------------------------------------------------------------------------------------

Item 7. Certain Relationships and Related Transactions.

There have been no transactions between the Company and related parties.

Item 8. Description of Securities.

COMMON STOCK

GENERAL. The Company is authorized to issue 10,000,000 shares of Common Stock, $.001 par value per share. At September 30, 2000, there were 5,300,000 shares issued and outstanding. All shares of Common Stock outstanding are validly issued, fully paid and non-assessable.

VOTING RIGHTS. Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of Common Stock holding, in the aggregate, more than fifty percent (50%) of the total voting rights can elect all of the directors of the Company.

DIVIDEND POLICY. All shares of Common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefore and subject to the rights, if any, of the holders of outstanding shares of preferred stock. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that all earnings, if any, will be retained for development of the Company's business and that no dividends on the shares of Common Stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, is capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

MISCELLANEOUS RIGHTS AND PROVISIONS. Holders of Common Stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity of the Company after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of Preferred Stock.

SPIN-OFF. On February 18, 2000, Mobilevest distributed to its shareholders pro rata all shares of common stock of the Company. The Company's shares distributed to Edgar Fox, the Chief Executive Officer of Mobilevest, and his affiliates, were then exchanged with the Company's management for all interests in Mobilevest held by the Company's management.

CERTAIN FLORIDA LEGISLATION. Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority or a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of outstanding voting shares of corporation (or their affiliates). In addition, Florida law presently limits the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper person benefit, certain unlawful distributions or certain reckless, wanton or willful acts or misconduct.

PREFERRED SHARES

The Company is authorized to issue 50,000,000 shares of Preferred Stock, $ .001 par value per share. At September 30, 2000, there were no shares issued and outstanding. The board of directors has wide latitude in determining the rights and preferences of such series of stock. The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

MARKET PRICE

There is no trading market for the Company's Common Stock at present and there can be no assurance that any trading market will ever develop or, if such a market does develop, that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less that $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the

NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

Item 2. Legal Proceedings.

There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements with Accountants.

The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

Item 4. Recent Sales of Unregistered Securities.

The Company, upon its creation, issued 5,000,000 shares of Common Stock to Mobilevest on February 7, 2000. These shares were distributed to Mobilevest's shareholders effective as of February 18, 2000.

Item 5. Indemnification of Directors and Officers.

INDEMNIFICATION PROVISIONS OF FLORIDA LAW AND OF THE COMPANY'S INCORPORATION AND BYLAWS

Florida law presently provides that in the case of a nonderivative action (that is, an action other than by or in the right of a corporation to procure a judgment in its own favor), a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding that if that person acted in good faith an in a manner the person reasonably believed to be the best interests of the corporation and, in the case of a criminal proceedings, had no reasonable cause to believe that the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a pleas of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

With respect to derivative actions, Florida law provides that a corporation has the power to indemnify any person who was or is a party or is threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders. Indemnification is not permitted to be made in respect of any claim, issue, or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending determines that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for expenses, and then only to the extent that the court shall determine.

                                    PART F/S
                              FINANCIAL STATEMENTS


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Directors and Shareholders
The Flag Group, Inc.
Ft. Lauderdale, Florida

We have audited the accompanying balance sheet of The Flag Group, Inc. (a development stage company) as of September 30, 2000, and the related statement of operations, changes in shareholders' equity and cash flows for the period from inception (February 4, 2000) to September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Flag Group, Inc. (a development stage company) as of September 30, 2000, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.




                                           ------------------------------------
                                           LAZAR LEVINE & FELIX LLP

New York, New York
November 10, 2000

                              THE FLAG GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                            AS OF SEPTEMBER 30, 2000

                                    -ASSETS-

CURRENT ASSETS:
         Cash                                                                                            $    3,977
         Prepaid expenses                                                                                    12,456
                                                                                                         ----------

TOTAL CURRENT ASSETS                                                                                         16,433
                                                                                                         ----------
FIXED ASSETS (Note 2c):
         Office furniture and equipment                                                                      20,000
         Computer software                                                                                    4,000
                                                                                                         ----------
                                                                                                             24,000
         Less: accumulated depreciation                                                                       3,566
                                                                                                         ----------
                                                                                                             20,444
                                                                                                         ----------
                                                                                                         $   36,877
                                                                                                         ==========
                     -LIABILITIES AND SHAREHOLDERS' EQUITY-

CURRENT LIABILITIES:
         Accounts payable                                                                                $    5,522
         Accrued expenses and other current liabilities                                                       2,400
         Shareholders' loans (Note 3)                                                                         6,000
                                                                                                         ----------
TOTAL CURRENT LIABILITIES                                                                                    13,922
                                                                                                         ----------

COMMITMENTS AND CONTINGENCIES (Note 5)

SHAREHOLDERS' EQUITY (Note 4):
         Preferred stock, $.001 par value, 50,000,000 shares authorized,
                  no shares issued and outstanding                                                               --
         Common stock, $.001 par value, 10,000,000 shares authorized,
                  5,300,000 shares issued and outstanding                                                     5,300
         Additional paid-in capital                                                                          35,700
         Deficit accumulated during the development stage                                                   (18,045)
                                                                                                         ----------
                                                                                                             22,955
                                                                                                         ----------
                                                                                                         $   36,877
                                                                                                         ==========

   The accompanying notes are an integral part of these financial statements.

                              THE FLAG GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
     FOR THE PERIOD FEBRUARY 4, 2000 (INCEPTION) THROUGH SEPTEMBER 30, 2000

REVENUES:                                                 $       --
                                                          ----------

OPERATING EXPENSES:

         Professional fees                                    13,744
         Depreciation                                          3,556
         Office expense                                          745
                                                          ----------
                                                              18,045

NET LOSS:                                                 $ (18,045)
                                                          ==========


LOSS PER SHARE (Note 2g):

         Basic and diluted                               $    (0.01)
                                                         ===========















   The accompanying notes are an integral part of these financial statements.

                              THE FLAG GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
     FOR THE PERIOD FEBRUARY 4, 2000 (INCEPTION) THROUGH SEPTEMBER 30, 2000

                                                                                                  Deficit
                                                                                                  Accumulated
                                                     Common Stock                Additional       During the
                                            -----------------------------        Paid-in          Development
                                            Shares            Amount             Capital          Stage             Total
At Inception, February 4, 2000                     --         $   --            $     --         $     --          $    --

Issuance of common stock                    5,000,000          5,000              19,000                            24,000

Shares issued for services (Note 4)           300,000            300              16,700               --           17,000

Net loss, September 30, 2000                       --             --                  --         ( 18,045)         (18,045)
                                            ---------         ------            --------         --------          -------

BALANCE, SEPTEMBER 30, 2000                 5,300,000          5,300              35,700         ($18,045)         $22,955
                                            =========         ======            ========         ========          =======












   The accompanying notes are an integral part of these financial statements.

                                    PART F/S
                              FINANCIAL STATEMENTS

                             STATEMENT OF CASH FLOWS
                          (A DEVELOPMENT STATE COMPANY)
                             STATEMENT OF CASH FLOWS
     FOR THE PERIOD FEBRUARY 4, 2000 (INCEPTION) THROUGH SEPTEMBER 30, 2000

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

CASH FLOWS FROM OPERATING ACTIVITIES:

         Net Loss                                                                                         $(18,045)
         Adjustments to reconcile net loss to net cash used in operating activities:
                  Depreciation                                                                               3,556
                  Compensatory stock - professional fees                                                     6,544
         Changes in assets and liabilities:
                  Increase in prepaid expenses                                                              (2,000)
                  Increase in accounts payable                                                                5,522
                  Increase in accrued expenses and other current liabilities                                  2,400
                                                                                                           --------
                           Net cash used by operating activities                                            (2,023)
                                                                                                           --------
CASH FLOWS FROM FINANCING ACTIVITIES:
         Proceeds from shareholders loans                                                                     6,000
                                                                                                           --------
                  Net cash provided by financing activities                                                   6,000
                                                                                                           --------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                                     3,977

         Cash and cas equivalents, at February 4, 2000                                                           --
                                                                                                           --------

CASH AND CASH EQUIVALENTS, AT SEPTEMBER 30, 2000                                                           $  3,977
                                                                                                           ========
SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES:
         Fixed assets exchanged for common stock as a result of spin-off                                   $ 24,000
         Common stock issued for services rendered                                                         $ 17,000
         Interest paid                                                                                     $     --
         Taxes paid                                                                                        $     --


   The accompanying notes are an integral part of these financial statements.

                              THE FLAG GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 1  -         NATURE OF BUSINESS:

                  THE FLAG GROUP, INC. (the "Company") was incorporated on February 4, 2000 under the laws of the State of Florida and was formed as a result of a spin-off of assets previously owned by Mobilevest, Inc. Though its initial intent was to acquire and operate mobile home parks, the Company chose not to pursue this industry after evaluating its prospects and chose instead to seek out other possible business acquisitions, combinations, operations or other business plans. The Company has been in the development stage in accordance with Statement of Financial Accounting Standards No. 7, since its inception. Principal operations of the Company have not yet commenced.

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

                  The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies considered particularly significant.


         (a)      Use of Estimates:

                  In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from these estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

         (b)      Concentration of Credit Risk/Fair Value:

                  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

                  The Company, from time-to-time may maintain cash balances which exceed the federal depository insurance coverage limit. The Company will perform periodic reviews of the relative credit rating of its bank to lower its risk.

                  The carrying amounts of cash, accounts payable and accrued expenses approximate fair value due to the short-term nature of these items.

         (c)      Fixed Assets and Depreciation:

                  Fixed assets are reflected at cost. Depreciation and amortization are provided on a straight-line basis over the following useful lives:

                  Office Furniture and equipment              5 years
                  Computer software                           3 years

                              THE FLAG GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):
                  Maintenance and repairs are charged to expense as incurred;
                  major renewals and betterments are capitalized.

         (d)      Income Taxes:

                  The company utilizes Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires the use of the asset and liability approach of providing for income taxes. SFAS 109 requires recognition of deferred taxes liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         (e)      Statements of Cash Flows:

                  For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         (f)      Comprehensive Income:

                  In June 1997, the Financial Accounting Standards Board issued Statement No. 130 "Reporting Comprehensive Income" ("SFAS 130"),. which prescribes standards for reporting other comprehensive income and its components. Since the Company currently does not have any items of other comprehensive income, a statement of comprehensive income is not yet required.

         (g)      Earnings (Loss) Per Share:

                  The Company has adopted Financial Accounting Standards Board Statement No. 128 "Earnings Per Share" ("SFAS 128"), which has changed the method of calculating earnings (loss) per share. SFAS 128 requires the presentation of basic and diluted earnings (loss) per share on the face of the statement of operations. Earnings (loss) per common share is computed by dividing net income by the weighted average number of common shares outstanding and for diluted earnings (l9ss) per share, also common equivalent shares outstanding.

                  The following average shares were used for the computation of basic and diluted earnings (loss) per share:

                    Basic and diluted                              2,597,879

                              THE FLAG GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

         (h)      Stock-Based Compensation:

                  Financial Accounting Standards Board Statement No. 123 "Accounting For Stock Based Compensation" ("SFAS 123") requires the Company to either record compensation expense or to provide additional disclosure with respect to stock awards and stock option grants made after December 31, 1994. The accompanying notes to financial statements include the disclosures required by SFAS No. 123.

NOTE 3  -         DUE TO SHAREHOLDERS

                  At September 30, 2000, the Company owed an aggregate of $6,000 to two of its shareholders. These loans, which are non interest bearing, are anticipated to be repaid within the next 12 month period.

NOTE 4  -         CAPITAL STOCK

                  The Flag Group, Inc. was formed as a result of a spin-off to shareholders of assets previously owned by Mobilevest, Inc. ("Mobilevest"). Mobilevest shareholders received approximately one share of common stock of the Company for every two shares of common stock of Mobilevest owned on February 18, 2000. Of 10,000,000 authorized shares of common stock at $.001 par value, 5,000,000 shares are issued and outstanding as a result of the spin-off. The shares were recorded at the fair market value of the assets spun-off to the Company.

                  Additionally, a law firm and a financial consulting firm have been issued 100,000 and 200,000 shares of common stock, respectively, as compensation for services rendered. These additional shares were recorded for the fair market value of the services, based on the firms' standard billing rates. The law firm will be issued another 100,000 shares (see note 5).

NOTE 5  -         COMMITMENTS AND CONTINGENCIES:

                  The Company entered into an agreement with a law firm to provide services in order to successfully file a Form 10-SB with the Securities and Exchange Commission. As part of the consideration for these services, the Company would issue 200,000 shares of common stock, 100,000 shares upon acceptance of the agreement and another 100,000 upon completion of the assignment. The stock was valued at $.03 per share based on the law firm's standard billing rates and time expended on similar assignments. To date, 100,000 shares have been issued and 100,000 remain to be issued. The accompanying financial statements reflect compensation expense for both the issued and unissued shares based on the estimated percentage of completion of the law firm's assignment.

                                    PART III

Item 1. Index to Exhibits.

  2.1    Articles of Incorporation
  2.2    By Laws
 23.1    Consent of Lazar Levine & Felix, LLP, Auditor to the Company

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             The Flag Group, Inc.
                                             -----------------------------------
                                             (Registrant)



Date:   January 3, 2001                      By: /s/ Jeffrey Dale Welsh
     ------------------------------             --------------------------------
                                               (Signature)*

*Print name and title of the signing officer under his signature.